Emdeon Inc.

3055 Lebanon Pike, Suite 1000

Nashville, Tennessee 37214

July 25, 2014

Via EDGAR and Federal Express

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emdeon Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 17, 2014

File No. 1-34435

Dear Mr. Thompson:

We have set forth below the response of Emdeon Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated July 11, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “Q1 2014 Form 10-Q”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the 2013 Form 10-K.

Cover page

1.	Our records show your file number as 1-34435 rather than 333-182786 that appears on the cover page. Please revise to include the correct file number.

Response to Question 1:

The Company is a voluntary filer of SEC reports, including annual reports on Form 10-K,, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to covenants contained in indentures related to the Company’s outstanding registered 11.0% senior notes due 2019 and registered 11.25% senior notes due 2020 (collectively, the “Senior Notes”). The Company does not currently have any class of registered equity securities.

The Senior Notes were issued in 2012 pursuant to a registered exchange offer on Form S-4, Registration No. 333-182786. Since that time, based on informal telephone guidance from the Staff obtained in 2012, the Company has included Commission File Number 333-182786 on the face of its current and periodic reports to indicate that those reports are being filed in connection with the Company’s registered Senior Notes and not in respect of any class of registered equity securities. Commission File Number 1-34435 relates to previously registered shares of Class A common stock of the Company, which were registered on Form 8-A filed in 2009. Until the deregistration of those equity securities in 2011, the Company’s filings with the SEC included Commission File Number 1-34435 on their cover page.

The Company believes practice varies among entities that become voluntary filers after having previously been registered equity filers. (See e.g., Apria Healthcare Group Inc. (http://www.sec.gov/cgi-bin/browse-edgar?action= getcompany&CIK=0000882289) and J. Crew Group, Inc. (http://www.sec.gov/cgi-bin/browse-edgar?action= getcompany&CIK=0001051251)) Because the Staff has expressed in the Comment Letter its preference that the Company’s SEC filings reflect Commission File Number 1-34435, the Company undertakes to reflect Commission File Number 1-34435 in its future filings.

William H. Thompson

Securities and Exchange Commission

July 25, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 48

2.	Please quantify in dollars, to the extent practicable, the impact of the factors contributing to changes in operating results for each year presented. For example, disclose:

o	Increases in cost of operations due to the impact of the USPS postage rate increases, the inclusion of the acquired TC3 and Goold businesses and acquisition-related and non-employee labor costs;

o

The impact of the severance costs related to the former CEO’s departure, a charge related to cancelling a product development project, and an estimated potential loss associated with a vendor fee dispute on sales, marketing, general and administrative expenses; and

o	The impact to accretion expense of the Goold acquisition and repricing the Senior Credit Agreement.

Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Response to Question 2:

The Company supplementally advises the Staff of the following quantifications of the specific factors highlighted by the Staff that contributed to changes in the Company’s operating results for the periods presented in the 2013 Form 10-K and Q1 2014 Form 10-Q:

•	USPS postage rate increases (approximately $3.5 million in the 2013 Form 10-K and $4.6 million in the Q1 2014 Form 10-Q)
•

Inclusion of the acquired TC3 and Goold businesses (approximately $13.7 million in the 2013 Form 10-K) and inclusion of the acquired Goold business only (approximately $3.7 million in the Q1 2014 Form 10-Q)

•	Acquisition-related and non-employee labor costs (approximately $4.4 million in the 2013 Form 10-K) and labor costs generally (approximately $1.0 million in the Q1 2014 Form 10-Q)
•	Severance costs related to the former CEO’s departure (approximately $3.1 million in the 2013 Form 10-K) and severance costs generally (approximately $2.9 million in the Q1 2014 Form 10-Q)
•	Charge related to cancelling a product development project (approximately $10.6 million in the 2013 Form 10-K and $3.1 million in the Q1 2014 Form 10-Q)
•	Estimated potential loss associated with a vendor fee dispute ($5.0 million in the 2013 Form 10-K)
•

Impact to accretion expense of the Goold acquisition and repricing the Senior Credit Agreement (approximately $9.5 million in the 2013 Form 10-K and approximately $4.6 million in the Q1 2014 Form 10-Q)

The Company notes that SEC Interpretive Release No. 333-8350, 34-48960 (December 29, 2003) (“FR-72”) emphasizes that management’s discussion and analysis of financial condition and results of operations (“MD&A”) should focus only on material information and suggests registrants consider reducing or omitting disclosure of items that are not material. Additionally, FR-72 specifically states that SEC rules and guidance applicable to MD&A “do not require a discussion of every line item and its changes without regard to materiality”.

In light of this guidance, the Company undertakes to include disclosures in its future filings to quantify, where practicable, material items affecting the Company’s financial condition and/or results of operations and to reduce or omit disclosure of items that are not material.

William H. Thompson

Securities and Exchange Commission

July 25, 2014

Segment Revenues and Adjusted EBITDA, page 50

3.

Please include a discussion of the reconciling items between adjusted EBITDA for each segment and operating profit as defined by GAAP. To facilitate the discussion of the reconciling items, please include the reconciling items by segment in note 19 to your financial statements. Please refer to Question 19 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be found at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. In addition, provide a cross reference in note 19 of the financial statements. Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Response to Question 3:

With respect to a discussion of the reconciling items between adjusted EBITDA for each segment and operating profit as defined by GAAP, the Company believes that it satisfies this objective with its discussion within the second paragraph of the “Segment Revenues and Adjusted EBITDA” section on page 50 of the 2013 Form 10-K.

The Company notes that FR-72 states that “…Segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.” Because the disclosures for each segment would be similar in nature, the Company believes that a separate discussion for each segment would be unnecessarily duplicative in nature and be contrary to the principles outlined in FR-72.

With respect to the remainder of the Staff’s comment, the Company undertakes to revise its segment reporting disclosure in the applicable note to its financial statements in future quarterly and annual filings, as illustrated in Exhibit A with respect to the disclosure for the Q1 2014 Form 10-Q, to include the reconciling items by segment and will include a cross reference within MD&A to the segment reporting note to the Company’s financial statements.

Item 9A. Controls and Procedures, page 66

4.

We note your statement that your “disclosure controls and procedures were effective in causing material information relating to us (including our consolidated subsidiaries) to be recorded, processed, summarized and reported by management on a timely basis and to ensure the quality and timeliness of our public disclosures with SEC disclosure obligations.” However, you omitted a statement that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, please revise to reflect the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or simply state that your disclosure controls and procedures are effective. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had the conclusion included the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Response to Question 4:

The Company undertakes in future filings of its periodic reports to include revised disclosure that incorporates the definition of disclosure controls and procedures reflected in Exchange Act Rule 13a-15(e) regarding the effectiveness of its disclosure controls and procedures as follows:

Under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

William H. Thompson

Securities and Exchange Commission

July 25, 2014

The Company also hereby confirms that its conclusions disclosed in the 2013 Form 10-K and the Q1 2014 Form 10-Q regarding effectiveness would not change had such conclusions included the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Note 5. Property and Equipment, page F-17

5.

Please tell us and disclose the facts and circumstances leading to the abandonment of certain products and the method used for determining fair value of the impaired assets. In addition, please tell us and disclose the segment(s) in which the remaining impairment charges are reported. Please refer to ASC 360-10-50-2. Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Response to Question 5:

The Company routinely seeks to develop new products and enhance existing products, the costs of which are generally capitalized or expensed in accordance with Accounting Standards Codification (“ASC”) No. 350. During 2013, the Company abandoned one specific product and a suite of products which were under development at the time. In the first case, the Company determined, prior to commercial deployment, that the product did not meet the potential customers’ requirements. In the second case, the Company determined that the continued development and subsequent deployment of the suite of products was not commercially feasible.

With regard to the method used for determining fair value, the Company notes that ASC 350-40-35-3 indicates a “…rebuttable presumption that uncompleted software has a fair value of zero.” The Company directly applied this presumption to the product suite that was under development and applied it by analogy to the abandonment of the product that, though completed, had not been commercially deployed. As a result, the Company determined the disclosure of the method used for determining fair value was not applicable.

With regard to the disclosure of the affected segments, the Company believes it has disclosed the segments affected by the impairment charges. As disclosed in the 2013 Form 10-K, $1,837,000 affected the payer services segment and $229,000 affected the ambulatory services segment. The remaining impairment charge of $8,514,000 was related to a corporate shared services function that does not meet the criteria of an operating segment under ASC 280-10-50-1. As a result, this shared services function is classified within “Corporate and Eliminations” in Note 19 to our consolidated financial statements for the year ended December 31, 2013. Because no reportable segment was affected by this remaining impairment charge, the Company determined that no additional disclosure was necessary.

The Company undertakes to provide disclosure in future quarterly and annual filings to disclose, as applicable, the facts and circumstances leading to the abandonment of certain products, the methods used for determining fair value of impaired assets, and the segment(s) in which impairment charges are reported.

Note 9. Long-Term Debt, page F-20

6.

Please describe the most significant restrictions on the payment of dividends contained in the Senior Credit Facilities and the Senior Notes. Please refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please disclose whether or not you are in compliance with debt covenants at the most recent balance sheet date. Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

William H. Thompson

Securities and Exchange Commission

July 25, 2014

Response to Question 6:

Both our Senior Credit Agreement and the indentures governing our Senior Notes limit our ability to pay dividends in excess of certain aggregate thresholds during the life of the agreements, with our ability to pay such excess amounts being conditioned upon our achievement of certain consolidated net income levels and our compliance with certain maximum leverage ratios and a minimum coverage ratio. Additionally, we are prohibited by both our Senior Credit Agreement and the indentures governing our Senior Notes from paying dividends during any period when we are in default under these agreements. The Company believes it was in compliance with all debt covenants at March 31, 2014, the balance sheet date reflected in the Q1 2014 Form 10-Q and at December 31, 2013, the balance sheet date reflected in the 2013 Form 10-K.

The Company undertakes to (i) provide disclosure in future quarterly and annual filings, as illustrated in Exhibit B with respect to the disclosure for the 2013 Form 10-K, to include enhanced disclosure to the applicable portions of the notes to our financial statements and MD&A and (ii) disclose in future quarterly and annual filings whether the Company is in compliance with its debt covenants.

Note 13. Legal Proceedings, page F-28

7.

Please provide an estimate of the possible loss or range of loss in excess of the amounts accrued or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50. Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2014.

Response to Question 7:

The Company currently believes the reasonably estimable range of possible loss related to the vendor dispute to be $7.5 million to $9.3 million.

The Company undertakes to disclose in future quarterly and annual filings, as applicable, to adjust the amount of its loss accrual as well as to disclose an estimate of the possible loss or range of loss in excess of the amounts accrued in respect of this vendor dispute or a statement that such an estimate cannot be made, as applicable.

Note 14. Incentive Compensation Plans, page F-29

Parent Awards, page F-31

8.

We note that equity-based awards of Parent common stock are subject to certain put rights by the award holder or his/her beneficiary in the event of death and disability. Please tell us how you classify stock-based awards subject to put rights and the basis in GAAP for your accounting. In that regard, please explain to us what consideration you gave to the classification and measurement guidance in ASC 480-10-S99-3.

Response to Question 8:

The Company accounts for equity awards of Parent common stock that are subject to put rights in accordance with the provisions of ASC 718-20-25-6 through 19. Accordingly, the Company considers the following factors specified within this guidance when assessing the classification of these equity awards:

•	instruments that are required to be cash-settled;
•	instruments that can be settled in cash or stock at the option of the employee at any time or on the occurrence of a contingent event that is considered probable;
•	certain instruments that would be classified as liabilities under ASC 480;
•	instruments subject to share repurchase features in which the employee is not expected to be subject to the normal risks and rewards of share ownership for a reasonable period of time;
•	awards that include conditions other than service, performance, or market conditions, that affect the fair value, exercisability, or vesting;

William H. Thompson

Securities and Exchange Commission

July 25, 2014

•	substantive liabilities; and
•	awards for which the employer can choose cash or share settlement but cannot control delivery of shares.

None of these factors are present with respect to these equity awards.

The Company notes that the put rights under the Company’s equity compensation plan are limited to shares received upon option exercise as a result of the death or disability of the plan participant and whose resulting shares of Parent common stock have been held by the plan participant or his/her beneficiary for at least six months (i.e. the period defined by ASC 718-10-25-9 as the “reasonable period of time”).

With respect to the Company’s consideration of the classification and measurement guidance of ASC 480-10-S99-3, the Company notes this guidance requires that:

•	equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity,
•	they be initially measured based on the redemption provisions of the instrument and the proportion of the consideration received in the form of employee services at initial recognition, and
•	subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable.

In the case of shares of Parent common stock which are subject to put features upon death or disability of the holder, the Company notes that, from a technical standpoint, these shares are required to be classified outside of permanent equity. However, under ASC 480-10-S99-3, such shares should be initially measured at the redemption amount as adjusted by the proportion of the consideration received in the form of employee services at initial recognition. In the case of equity awards that were reflected in the Company’s consolidated financial statements for the year ended December 31, 2013, such awards were granted with an exercise price equal to the fair value of the stock at the date of grant such that the initial redemption amount was zero. As a result, the Company did not present any amounts at the grant date outside of permanent equity.

With respect to the periods subsequent to the date of grant, the Company notes subsequent adjustment of this initial redemption amount (zero in the Company’s case) is not required if it is not probable that the instrument will become redeemable. Because redemption is only required upon death or disability of its equity plan participants, the Company has concluded that the occurrence of such a redemption is not probable during the term of the awards. As such, the Company has not subsequently adjusted the value of the initial redemption amounts.

Note 16. Income Taxes, page F-35

9.

We note that you have a history of losses and have not recognized a valuation allowance for deferred tax assets, and in particular deferred tax assets related to capital and net operating losses. Please tell us the evidence, both positive and negative, you considered to determine whether, based on the weight of the evidence, a valuation allowance for deferred tax assets is needed. Please include a discussion of the possible sources of taxable income that may be available to realize the tax benefits for the deductible temporary differences and carryforwards, including reversal of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and tax planning strategies. Please be sure to explain how you support a conclusion that a valuation allowance is not needed given the cumulative loss in recent years. Please refer to ASC 740-10-30-16 through 25.

Response to Question 9:

As of December 31, 2013, the Company’s consolidated financial statements reflected valuation allowances related to state deferred tax assets for one subsidiary and federal deferred tax assets related to unused federal capital losses.

William H. Thompson

Securities and Exchange Commission

July 25, 2014

In accordance with ASC 740, the Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is required. In particular, the Company considers the following potential sources of income, as necessary:

•	taxable income in prior carryback years;
•	future reversals of taxable temporary differences;
•	tax-planning strategies that would, if necessary, be implemented; and
•	future taxable income exclusive of reversing temporary differences and carryforwards

The Company notes that ASC 740-10-30-18 provides that “…to the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered.”

As it relates to the Company’s federal and state deferred tax assets (exclusive of the state deferred tax assets for the subsidiary and the federal capital losses which are subject to a full valuation allowance as described above), the Company notes that it has reversing taxable temporary differences for each character and jurisdiction that exceed the Company’s gross deferred tax assets. Further, the taxable temporary differences are expected to reverse in a manner that allows for offset against the deductible temporary differences. Due to the relatively objective nature of this evidence as compared to the other potential sources of evidence (e.g. tax planning and future taxable income projections), the Company has concluded that this evidence alone provides sufficient evidence to conclude that no valuation allowance is necessary related to these remaining deferred tax assets.

Conclusion

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (615) 932-2875 or our General Counsel, Gregory T. Stevens, at (615) 932-3240. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Randy P. Giles

Randy P. Giles

Chief Financial Officer

cc:	Gregory T. Stevens, Executive Vice President, General Counsel and Secretary, Emdeon Inc.

Howard H. Lamar III, Bass Berry & Sims PLC

William H. Thompson

Securities and Exchange Commission

July 25, 2014

Exhibit A

Illustration of Revised Reportable Segments Disclosure (new language is highlighted and italicized)

	Three Months Ended March 31, 2014
	Payer	Provider	Pharmacy	All Other	Corporate and Eliminations	Consolidated
Revenue from external customers:
Claims management	$69,652	$—	$—	$—	$—	$69,652
Payment distribution services	66,799	—	—	—	—	66,799
Patient billing and payment services	67,932	—	—	—	—	67,932
Revenue cycle technology	—	30,691	—	—	—	30,691
Revenue cycle services	—	30,407	—	—	—	30,407
Physician services	—	9,139	—	—	—	9,139
Pharmacy	—	—	31,192	—	—	31,192
Channel Partner	—	—	—	10,788	(5,340)	5,448
Dental	—	—	—	7,947	—	7,947
Inter-segment revenue	2,189	—	77	—	(2,266)	—

Net revenue	$206,572	$70,237	$31,269	$18,735	$(7,606)	$319,207

Income (loss) before income taxes	46,637	16,890	11,921	9,693	(109,395)	$(24,254)
Interest expense	(9)	—	(3)	—	36,575	36,563
Depreciation and amortization	16,554	11,976	4,318	59	13,556	46,463

EBITDA	63,182	28,866	16,236	9,752	(59,264)	58,772
Equity compensation	274	233	59	26	1,300	1,892

Acquisition accounting adjustments	39	32	227	2	(48)	252

Acquisition-related costs	8	7	18	2	1,372	1,407
Transaction-related costs and advisory fees	—	—	—	—	1,500	1,500
Strategic initiatives, duplicative and transition costs	—	—	91	—	5,003	5,094
Severance and retention costs	447	316	1	4	2,160	2,928
Accretion	—	—	—	—	(77)	(77)
(Gain) loss on disposal of assets	—	—	—	—	3,067	3,067
Contingent consideration	449	—	227	—	1,284	1,960
Other	90	229	87	—	1,105	1,511
EBITDA Adjustments	1,307	817	710	34	16,666	19,534

Adjusted EBITDA	$64,489	$29,683	$16,946	$9,786	$(42,598)	$78,306

William H. Thompson

Securities and Exchange Commission

July 25, 2014

Exhibit B

Excerpts from Note 9. Long-Term Debt (new language is highlighted and italicized):

Senior Credit Facilities

. . . .

The Senior Credit Agreement requires the Company to comply with a maximum first lien net leverage ratio financial maintenance covenant, to be tested on the last day of each fiscal quarter. A breach of the first lien net leverage ratio covenant is subject to certain equity cure rights. In addition, the Senior Credit Facilities contain a number of negative covenants that, among other things and subject to certain exceptions, restrict the Company’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness or guarantees;

•	incur liens;

•	make investments, loans and acquisitions;

•	consolidate or merge;

•	sell assets, including capital stock of subsidiaries;

•

pay dividends on capital stock or redeem, repurchase or retire capital stock of the Company or any restricted subsidiary, subject to customary covenants, including compliance with leverage ratios and subject to limitation based on net income generated during the term of the Senior Credit Agreement;

•	alter the business of the Company;

•	amend, prepay, redeem or purchase subordinated debt;

•	engage in transactions with affiliates; and

•	enter into agreements limiting dividends and distributions of certain subsidiaries.

The Senior Credit Agreement also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default (including upon change of control).

Senior Notes

. . . .

The indentures governing the Senior Notes (the “Indentures”) contain customary covenants that restrict the ability of the Company and its restricted subsidiaries to:

•

pay dividends on capital stock or redeem, repurchase or retire capital stock, subject to customary convenants, including compliance with a fixed charge coverage ratio and subject to limitation based on net income generated during the term of the Indentures;

•	incur additional indebtedness or issue certain capital stock;

William H. Thompson

Securities and Exchange Commission

July 25, 2014

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries;

•	prepay subordinated debt;

•	engage in certain transactions with affiliates; and

•	enter into agreements restricting the subsidiaries’ ability to pay dividends.

The Indentures also contain certain customary affirmative covenants and events of default.